02038293

EXECUTION COPY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

P.E.
6-3-02

For the month of June 2002

CITY TELECOM (H.K.) LIMITED
(Translation of registrant's name into English)

14-16 Floors
Trans Asia Centre
18 Kin Hong Street
Kwai Chung
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

City Telecom (H.K.) Ltd. (the "Company") is furnishing under cover of Form 6-K the Company's interim report and condensed accounts for the six months ended February 28, 2002.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By: ______________________
Name: Corinna Sio
Title: Finance Director

Dated: June 11, 2002

INTERIM REPORT 2002



城市電訊(香港)有限公司
CITY TELECOM (H.K.) LTD

INTERIM REPORT AND CONDENSED ACCOUNTS
FOR THE SIX MONTHS ENDED 28TH FEBRUARY 2002

CHAIRMAN'S STATEMENT

The telecommunications industry is rapidly changing and only those who can foresee and react will emerge a winner. Whilst our competitors were still chasing after online content provision and system integration businesses two years ago, we had decided on a new business strategy where content provision and e-commerce were de-emphasized. This reflects our belief that these businesses would not bring reasonable return and revenue in the next few years. The Group turned to embark on building a telecommunications infrastructure and establish a state-of-the-art Internet Protocol (IP) network in Hong Kong. This IP network enables in-house wire connectivity which allows us to transmit voice, Internet data and TV signal through a single network made up of optical fibre or Cat5E copper wire. At present, this network has already been extended to more than 2,000 residential buildings in Hong Kong. To our knowledge, our network possesses such a sophisticated design and is capable to provide higher quality than other networks in Hong Kong.

During the period under review, the two core businesses of our Group – IDD and fixed network services – recorded impressive performance. This can be attributed to two main factors. First, the Group continued to commit substantial investment in IDD and local fixed network services in a less severe market with some competitors already faded out compared to two years ago. Second, the Group's investment in the telecommunications infrastructure in the past two years (including two submarine cables and a fixed network) began to bear fruits and helped to lower operating costs and bring substantially improved returns. We believe the financial performance of the Group will continue to improve in the years ahead.

INTERIM DIVIDEND

The directors do not recommend the payment of interim dividend for the six months ended 28th February 2002 (2001: HK$0.01 per ordinary share totaling HK$4,907,000).

FINANCIAL REVIEW

During the period under review, steady growth in both of our IDD and fixed network businesses and effective cost control measures have resulted in growth in both turnover and profits. Turnover was HK$545 million compared to HK$509 million of the same period last year. Operating profit was HK$50 million, compared to HK$7 million of the last corresponding period while profit attributable to shareholders grew to HK$43 million from HK$6 million of the last corresponding period.

Evidenced of our success in striving for cost efficiency, operating expenses at the Group level dropped 5% to HK$500 million from HK$528 million of the last corresponding period. IDD, one of our core businesses, contributed HK$451 million to the Group's turnover and HK$108 million in operating profit. The fixed network service has shown significant improvement of 26% to reach HK$94 million in turnover, contributed by aggressive marketing plans to gain customers for broadband access. During the period, the fixed network business incurred an operating loss of HK$58 million.

As at 28 February 2002, the Group had cash and bank balances of HK$375 million and outstanding borrowing of HK$45 million. Capital expenditure was HK$340 million during the period, the majority of which, approximately HK$252 million, was for developing the fixed network and another HK$81 million was allocated for financing the construction of the Group's two submarine cables cooperated with other international carriers. This installation and enhancements will require on-going capital expenditure which will be met by internal reserves if necessary.

BUSINESS REVIEW

International Telecommunications Services – the fall of dusk or the crack of dawn?

To many, the IDD business has become nothing but a sunset industry faced with fierce competition and aggressive price-cutting. This gloomy picture may be the case for some large network providers but not us. The overall IDD market grew 27% over the past 3 years, while our IDD business outperformed this by a wide margin with traffic volume surged by 53% for the same period. Operating profit was HK$80 million in 1999, HK$147 million in 2001 and has reached HK$108 million in the first half of this year. We believe that, not only have we outrun the market but also other IDD service providers as well.

Apart from disciplined cost control measures and aggressive marketing strategies, our Group has also progressively introduced a host of new value-added services to enlarge the revenue base. All these favourable factors with reduced competitive pressure contributed to the strong income of the Group. During the period under review, the international telecommunications business alone generated about HK$122 million cash income from operation. The management predicts the income growth will sustain in the second half of the year.

As such, what is the fall of dusk to others is the crack of dawn to us. Leveraging on our achievement, we will continue to ride on our robust business model to increase operating profits, and strive to become the largest IDD service provider in Hong Kong.

Fixed Network Services

In April this year, the Group received a wireline-based fixed network services license from OFTA. Our optical fibre and copper wire network now covers more than 2,000 residential and 400 commercial buildings. Over 9,000 Cisco IP switches have been installed, successfully introduced the Ethernet LAN technology into residential buildings which enables us to provide higher quality services in terms of network capacity and transmission speed. Substantial investment of this scale fully demonstrates our commitment to become the leading fixed network services operator in the territory.

The Group achieved outstanding growth in the fixed network business during the past year. Since 2002, the number of subscribers increased at a rate of 12,000 a month on average. As at the end of April 2002, our Group's broadband business had over 85,000 residential customers and 5,000 corporate customers. Taken as a whole, our network has spanned more than 2,400 buildings with 800,000 residential homepass. Under our strategy of driving network expansion in full swing, we expect that our network coverage will reach 1.2 million residential homepass and 600 commercial buildings by the end of 2002.

Complementing our advanced network technology, which gives us high network quality, is our ability to contain construction cost at a low level. The cost advantage enables us to adopt aggressive pricing strategy to attract customers and still maintain reasonable profit margin. For instance, at HK$68 a month, our local voice service package returns a gross profit of 50%. For our broadband business, in March 2002, the average income from each residential customer was HK$140, bringing in a gross margin of 80%. However, equivalent service plans offered by the other three fixed network operators will require HK$42 in cost for Type II interconnection with possibility of relying on the network capacity of the major operator. Such difference in cost structure gives us an unrivalled position in the market.

Our strategy of offering low price to maximize sales has helped to improve our business performance. It enables us to stand out in the market effectively and captures market share and customer base quickly. It also helps us to maintain a reasonable level of profits and accelerates the return on our investment. Competing in price is something we know best. Our low-price strategy in IDD business has helped us muscle in the market and successfully scooped a leadership position within a short span of time. Applying this strategy to other businesses will give us clear advantages and may build a high barrier to our competitors, inhibiting their intention to invest and compete.

Apart from IDD business, the Group's fixed network business consists of four parts: dialup and broadband Internet access, local telephone services, pay TV broadcast and local and international data lease lines. Having launched the Internet access services for over two years, we have established a firm position in the market. Apart from continuing to develop our broadband Internet access business, we will focus on building a presence in the local telephone market in the next year while seizing market opportunities in pay TV and data lease lines business as they arise.

The next five years will be critical for the local fixed network market. With rapid changes to occur, it is expected that no single operator can maintain a leadership position and amass more than 50% share in any service segment.

PROSPECTS

Many people think telecom industry is a money game. Those with deep pocket can afford heavy capital investment and outlast others in price wars. This is a grossly oversimplified view. Our industry requires a smart use of technology. Without that, heavy capital spending does not guarantee an advanced technology platform. The fact that no other fixed network providers have massively introduced Ethernet LAN technology to the domestic market will illustrate this point. And at times of price war where income and profit are driven down, the larger the investment, the harder it is to breakeven. Especially for companies with high gearing, they would find it difficult even to maintain operating profit to cover interest and network maintenance expenses.

The strategy of our Group in the last ten years was to first enlarge market share, then invest in infrastructure and reduce operating cost. This strategy proves right. It helps us to escape from the dilemma of having committed huge investments, only to realize there is no market to justify it.

In the next five years, we will stay pragmatic and pursue businesses of high return, yet overlooked by others. Basic telecommunications service is one of such businesses. Take residential telephone market as an example, the current leading service provider is making HK$200 million in turnover a month. Although the overall market growth is limited, we believe that if we can offer services at 30% to 40% lower than the market rate, we can gain 20% market share. In just three year's time, we can recuperate our up-to-date investment in the fixed network.

Like the two mice in the book *"Who Moved My Cheese?" by Spencer Johnson, M.D.*, our entire management and staff possesses a strong market sense and is swift in action when there comes new business opportunities in every market change. With a high quality team and a determination to meet every single challenge, we are confident that we can embrace the changes, grasp the opportunities and breakthrough in the competition and further consolidate our market position.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE SIX MONTHS ENDED 28TH FEBRUARY 2002

The directors are pleased to present the Group's Interim Report and condensed accounts for the six months ended 28th February 2002. The consolidated profit and loss account, consolidated cash flow statement and consolidated statement of recognised gains and losses of the Group for the six months ended 28th February 2002, and the consolidated balance sheet as at 28th February 2002 of the Group, all of which are unaudited and condensed, along with selected explanatory notes, are set out on pages 5 to 18 of this report.

		Unaudited Six months ended 28th February	
		2002	**2001**
	Note	*HK$'000*	*HK$'000*
Turnover	2	544,910	509,444
Cost of service provided		(240,115)	(321,485)
Gross profit		304,795	187,959
Other revenues		4,874	25,126
Other operating expenses	3	(259,584)	(206,252)
Operating profit	4	50,085	6,833
Finance costs		(1,057)	(1,584)
Profit before taxation		49,028	5,249
Tax charge	5	(14,391)	(4,616)
Profit after taxation		34,637	633
Minority interests		8,109	5,184
Profit attributable to shareholders		42,746	5,817
Dividend	6	–	4,907
Basic earnings per share	7	8.7 cents	1.2 cents
Fully diluted earnings per share	7	7.7 cents	1.2 cents

CONDENSED CONSOLIDATED BALANCE SHEET
AT 28TH FEBRUARY 2002

	Note	Unaudited 28th February 2002 HK$'000	Audited 31st August 2001 HK$'000
Goodwill	8	3,448	–
Fixed assets	9	711,048	427,396
Prepayments for fixed assets		–	54,929
Restricted bank deposits	10	3,000	13,000
Current assets			
Accounts receivable	11	98,375	100,164
Other receivables, deposits and prepayments		33,101	19,970
Restricted bank deposits	10	17,500	15,000
Cash and bank balances		375,334	514,159
		524,310	649,293
Current liabilities			
Accounts payable	12	243,123	135,766
Other payables and accrued charges		27,121	87,847
Deposits received		13,849	16,087
Deferred service income		4,762	3,047
Current portion of long-term liabilities	13	4,404	4,410
Taxation payable		30,146	24,380
Bank overdrafts – unsecured		17,145	26,409
		340,550	297,946
Net current assets		183,760	351,347
Total assets less current liabilities		901,256	846,672
Financed by:			
Share capital	14	49,463	49,107
Reserves	15	812,092	756,199
Shareholders' funds		861,555	805,306
Minority interests		6,607	10,407
Long-term liabilities	13	33,094	30,959
		901,256	846,672

CONDENSED CONSOLIDATED CASH FLOW STATEMENT FOR THE SIX MONTHS ENDED 28TH FEBRUARY 2002

	Unaudited Six months ended 28th February	
	2002	**2001**
	HK$'000	*HK$'000*
Net cash inflow/(outflow) from operating activities	134,349	(28,086)
Net cash inflow from returns on investment and servicing of finance	3,930	19,690
Total taxation paid	(4,305)	(21)
Net cash (outflow)/inflow from investing activities	(264,847)	66,636
Net cash (outflow)/inflow before financing	(130,873)	58,219
Net cash inflow from financing	8,971	20,784
(Decrease)/increase in cash and cash equivalents	(121,902)	79,003
Cash and bank balances at 1st September	467,750	460,628
Effect on foreign exchange rate changes	2,341	2,261
Cash and bank balances at 28th February	348,189	541,892
Analysis of the balances of cash and cash equivalents:		
Cash and bank balances	164,358	70,614
Bank deposits	200,976	508,092
Bank overdrafts – unsecured	(17,145)	(36,814)
	348,189	541,892

CONDENSED STATEMENT OF RECOGNISED GAINS AND LOSSES
FOR THE SIX MONTHS ENDED 28TH FEBRUARY 2002

		Unaudited Six months ended 28th February	
	Note	**2002** *HK$'000*	**2001** *HK$'000*
Exchange differences arising on translation of accounts of overseas subsidiaries not recognised in the profit and loss account	*15*	(2,341)	2,261
Profit for the period	*15*	42,746	5,817
Total recognised gains and losses		40,405	8,078

NOTES TO CONDENSED CONSOLIDATED INTERIM ACCOUNTS

1 Basis of preparation and accounting policies

These unaudited consolidated condensed interim accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("HKSSAP") No. 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants, and Appendix 16 of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited ("Listing Rules").

These condensed interim accounts should be read in conjunction with the 2001 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed interim accounts are consistent with those used in the annual accounts for the year ended 31st August 2001 except that the Group has changed certain of its accounting policies following its adoption of the following Statements of Standard Accounting Practice (SSAPs) issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1 January 2001:

SSAP 9 (revised):	Events after the balance sheet date
SSAP 26:	Segment reporting
SSAP 28:	Provisions, contingent liabilities and contingent assets
SSAP 29:	Intangible assets
SSAP 30:	Business combinations
SSAP 31:	Impairment of assets
SSAP 32:	Consolidated financial statements and accounting for investments in subsidiaries

The changes to the Group's accounting policies and the effect of adopting these new policies is set out below:

(a) *SSAP 9 (revised): Events after balance sheet date*

In accordance with the revised SSAP 9, the Group no longer recognises dividends proposed or declared after the balance sheet date as a liability at the balance sheet date. This change in accounting policy has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

As the Group did not distribute any final dividend for the year ended 31 August 2000 and 31 August 2001, no adjustment had been made on the opening retained earnings at September 2001 and September 2002.

(b) *SSAP 26: Segment Reporting*

In Note 2 to these condensed interim accounts the Group has disclosed segment revenue and results as defined under SSAP 26. In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format. Comparative information has been given.

(c) *SSAP 30: Business Combinations*

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associated company/joint venture at the date of acquisition. Goodwill on acquisitions occurring on or after 1st September 2001 is separately shown on the condensed consolidated balance sheet and is amortised using the straight-line method over its estimated useful life. Goodwill on acquisitions that occurred prior to 1st September 2001 was written off against reserves. The Group has taken advantage of the transitional provisions in SSAP 30 and such goodwill has not been retroactively capitalised and amortised. However any impairment arising on such goodwill is accounted for in accordance with SSAP 31 "Impairment of Assets".

Goodwill arising on major strategic acquisitions of the Group to expand its product or geographical market coverage is amortised over a period of not more than 20 years.

2 Segment information

The Group is principally engaged in the provision of international telecommunications services to customers in Hong Kong, Japan and Canada, and fixed telecommunications network services to customers in Hong Kong and Canada.

(a) Business segments:

The group is organised on a worldwide basis into three business segments:

International telecommunications – provision of international long distance calls services

Fixed telecommunications network – provision of dial up and broadband internet access services, and local IP telephony services

Internet advertising – provision of internet advertising services

Six months ended 28th February 2002

	International telecommuni-cations services *HK$'000*	**Fixed telecommuni-cations network services** *HK$'000*	**Group** *HK$'000*
Revenues	450,785	94,125	544,910
Segment results	107,984	(57,899)	50,085
Finance costs			(1,057)
Profit before taxation			49,028
Taxation			(14,391)
Minority interests			8,109
Profit attributable to shareholders			42,746

Six months ended 28th February 2001

	International telecommuni-cations services *HK$'000*	**Fixed telecommuni-cations network services** *HK$'000*	**Internet advertising** *HK$'000*	**Group** *HK$'000*
Revenues	433,616	74,838	990	509,444
Segment results	49,602	(31,480)	(11,289)	6,833
Finance costs				(1,584)
Profit before taxation				5,249
Taxation				(4,616)
Minority interests				5,184
Profit attributable to shareholders				5,817

(b) Geographical segment

Although the group's three business segments are managed on a worldwide basis, they operate in three main geographical areas:

Hong Kong – international telecommunications, fixed telecommunications network services and internet advertising

Japan – international telecommunications

Canada – international telecommunications and fixed telecommunications network services

	Turnover six months ended 28th February		**Operating Profit six months ended 28th February**	
	2002 *HK$'000*	**2001** *HK$'000*	**2002** *HK$'000*	**2001** *HK$'000*
Geographical locations				
Hong Kong	523,235	486,334	48,701	5,418
Japan	3,930	4,903	(345)	(120)
Canada	17,745	18,207	1,729	1,535
	544,910	509,444	50,085	6,833

Sales are based on the country in which the customer is located.

(c) In the current period, the Group's internet advertising operation has been discontinued. The revenue and operating loss relating to the internet advertising segment are disclosed above and are included in the Hong Kong reporting segment. The contribution to turnover and the loss from ordinary activities in respect of the discontinued operation, accounted for up to the date of discontinuance, were as follows:

	2002 *HK$'000*	**2001** *HK$'000*
Sales	–	990
Loss from ordinary activities	–	11,363

3 Other operating expenses

	Six months ended 28th February	
	2002 *HK$'000*	**2001** *HK$'000*
Advertising and marketing expenses	69,282	47,355
Amortisation of goodwill	862	–
Depreciation	54,091	36,903
Equipment rental	3,089	5,595
Loss on disposal of fixed assets	546	1,401
Office rental and utilities	8,555	14,410
Provision for doubtful debts	3,709	6,831
Staff cost (including directors' emoluments)	89,789	69,078
Others	30,674	24,679
	260,597	206,252

4 Operating profit

The operating profit is stated after crediting and charging the following:

	Six months ended 28th February	
	2002	2001
	HK$'000	*HK$'000*
Crediting		
Interest income	4,998	21,274
Charging		
Depreciation of owned fixed assets	52,307	34,073
Depreciation of fixed assets under finance leases	1,784	2,830
Amortisation of goodwill	862	–
Loss on disposal of fixed assets	546	1,401
Provision for doubtful debts	3,709	6,831

5 Taxation

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six months ended 28th February	
	2002	2001
	HK$'000	*HK$'000*
Hong Kong profits tax – current	16,791	4,600
Overseas taxation	–	16
Overprovisions in prior periods	(2,400)	–
	14,391	4,616

6 Dividend

	Six months ended 28th February	
	2002	2001
	HK$'000	*HK$'000*
2002 Interim – HK$Nil (2001: HK$0.01) per ordinary share	–	4,907

7 Earnings per share

The basic earnings per share is based on the weighted average of 491,645,268 (2001: 490,439,000) ordinary shares in issue during the period. The diluted earnings per share is based on 491,645,268 (2001: 490,439,000) ordinary shares which is the weighted average number of ordinary shares in issue during the period plus the incremental number of 4,334,405 (2001: 4,775,568) ordinary shares deemed to be issued at no consideration if all outstanding options had been exercised, plus the weighted average of 58,475,897 (2001: Nil) ordinary shares deemed to be issued at consideration of HK$0.4 per share if all outstanding warrants had been exercised.

	Six months ended 28th February	
	2002	**2001**
	HK$'000	*HK$'000*
Profit attributable to shareholders	42,746	5,817
	Number of shares in thousand	**Number of shares in thousand**
Weighted average number of shares in issue	491,645	490,439
Incremental shares from assumed exercise of share options	4,334	4,776
Weighted average number of shares from assumed exercise of warrants	58,476	–
Diluted weighted average number of shares	554,455	495,215

8 Goodwill

	HK$'000
Increase in shareholding in a subsidiary *(Note (i))*	4,310
Amortisation charge *(Note 4)*	(862)
Closing net book amount	3,448
At 28th February 2002	
Cost	4,310
Accumulated amortisation	(862)
Net book amount	3,448
At 31st August 2001	
Cost	–
Accumulated amortisation	–
Net book amount	–

(i) On 10 January 2002, the Group increased its shareholdings in a subsidiary, Hong Kong Broadband Network Limited, from 85% to 96% through the subscription of shares under a rights issue. The consideration of HK$169,829,400 was settled in cash.

9 Fixed assets

	HK$'000
Cost	
1st September 2001	621,207
Additions	339,986
Disposals	(1,926)
Exchange adjustments	(1,166)
28th February 2002	958,101
Accumulated depreciation	
1st September 2001	193,811
Charge for the period	54,091
Exchange adjustments	(849)
28th February 2002	247,053
Net book value	
28th February 2002	711,048
31st August 2001	427,396

At 28th February 2002, the net book value of fixed assets held by the Group under finance leases amounted to HK$5,997,267 (31st August 2001: HKS13,474,000).

10 Restricted bank deposits

As at 28th February 2002, the Group had bank deposits of HK$17,500,000 and HKS3,000,000 at a bank as sureties to the Office of the Telecommunication Authority (the "OFTA") for the due performance of the terms of the Wireless Fixed telecommunications Network Services ("WFTNS") Licence and Fixed Carrier License respectively. The amounts of the sureties shall reduce and the deposits be refunded upon satisfying the terms stipulated in these licenses.

Unless the performance of the terms of the licences are satisfied, the bank deposits may be forfeited. As at 28th February 2002, the terms of the licences have been either satisfied by the Group or extended by the OFTA. Further, in April 2002, the OFTA waived certain performance bond obligations relating to the Group's WFTNS License. There were those milestones with a deadline for compliance falling due in 2003 for which the related bonds totalled to HKS10 million.

11 Accounts receivable

The aging analysis of the accounts receivable is as follows:

	28th February 2002 *HK$'000*	**31st August 2001** *HK$'000*
Current – 30 days	72,425	91,163
31 – 60 days	21,444	5,992
61 – 90 days	4,501	3,009
Over 90 days	5	–
	98,375	100,164

The majority of the Group's turnover is on open account term. Customers are generally required to pay deposits or provide their credit card or other credit information to the Group before they subscribe for the Group's services.

12 Accounts payable

The aging analysis of the accounts payable is as follows:

	28th February 2002 HK$'000	31st August 2001 HK$'000
Current – 30 days	61,218	44,585
31 – 60 days	70,818	34,500
61 – 90 days	57,268	11,125
Over 90 days	53,819	45,556
	243,123	135,766

13 Long-term liabilities

		28th February 2002 HK$'000	31st August 2001 HK$'000
Obligations under finance leases	*(a)*	5,193	7,384
Deferred taxation		9,805	5,485
Loan from a minority shareholder	*(b)*	22,500	22,500
		37,498	35,369
Less: current portion of long-term liabilities		(4,404)	(4,410)
		33,094	30,959

(a) Obligations under finance leases

	28th February 2002 HK$'000	31st August 2001 HK$'000
Minimum lease payments		
Within one year	4,555	4,727
In the second year	795	3,042
	5,350	7,769
Future finance charges on finance leases	(157)	(385)
Present value on finance lease liabilities	5,193	7,384
The present value on finance lease liabilities is as follows:		
Within one year	4,404	4,410
In the second year	789	2,974
	789	2,974
	5,193	7,384

(b) Loan from a minority shareholder

The amount is secured by all present and future assets of a subsidiary of the Company, interest bearing at fixed rate of 7% per annum, repayable on 25th June 2003 and convertible into fully paid up ordinary shares in that subsidiary.

14 Share capital

	Number of ordinary shares of HK$0.10 each	*HK$'000*
Authorised		
At 1st September 2001 and 28th February 2002	2,000,000,000	200,000
Issued and fully paid		
At 1st September 2001	491,074,000	49,107
Exercise of share options *(note (a))*	1,360,000	136
Exercise of share warrants *(note (b))*	2,197,202	220
At 28th February 2002	494,631,202	49,463

(a) During the six months ended 28th February 2002, 1,860,000 shares were allotted by the Company. Out of these allotted shares, 820,000 shares were issued at a price of HK$0.26 per share and 540,000 shares were issued at a price of HK$0.58 per share during the six months ended 28th February 2002 and 500,000 shares were issued at a price of HK$0.26 per share in March 2002 to the share option holders who exercised their subscription rights. These shares rank pari passu with the existing shares.

(b) During the six months ended 28th February 2002, 2,197,202 shares were issued at a price of HK$0.4 per share to the warrants holders who exercised their subscription rights. These shares rank pari passu with the existing shares.

(c) Details of share options granted by the Company during the period pursuant to the Share Option Scheme and the options outstanding at 28th February 2002 are as follows:

Date of grant	**3rd September 1998**	**10th September 1999**	**20th October 2000**
Subscription price per share *(HK$)*	0.26	2.10	0.58
Outstanding at 1st September 2001	3,010,000	60,000	22,386,000
Exercised *(note (a))*	(1,320,000)	–	(540,000)
Lapsed upon resignation of employees	–	–	(20,000)
Outstanding at 28th February 2002	1,690,000	60,000	21,826,000

(d) The vesting periods of the outstanding share options at 28th February 2002 are as follows:

Date of grant	**3rd September 1998**	**10th September 1999**	**20th October 2000**
Immediately exercisable	1,690,000	60,000	13,826,000
On or after: 2nd June 2002	–	–	8,000,000
Total	1,690,000	60,000	21,826,000

15 Reserves

	Share premium HK$'000	Warrant reserve HK$'000	Retained profits HK$'000	Exchange reserve HK$'000	Total reserves HK$'000
At 1st September 2000	568,945	–	138,241	(2,722)	704,464
Profit for the year	–	–	53,927	–	53,927
2001 interim dividend paid	–	–	(4,907)	–	(4,907)
Premium on shares issued upon exercise of share options	235	–	–	–	235
Exchange adjustments on translation of the accounts of overseas subsidiaries	–	–	–	2,480	2,480
At 31st August 2001	569,180	–	187,261	(242)	756,199
At 1st September 2001	569,180	–	187,261	(242)	756,199
Issue of warrants	–	10,815	–	–	10,815
Expenses in connection with issue of new warrants	–	(1,058)	–	–	(1,058)
Profit for the period	–	–	42,746	–	42,746
Exchange adjustment on translation of the accounts of overseas subsidiaries	–	–	–	2,341	2,341
Exercise of warrants	–	(218)	–	–	(218)
Premium on shares issued upon exercise of share options *(note 14 (a))*	390	–	–	–	390
Premium on shares issued upon exercise of warrants *(note 14(b))*	877	–	–	–	877
At 28th February 2002	570,447	9,539	230,007	2,099	812,092

16 Commitments

(a) Capital commitments

	28th February 2002 HK$'000	31st August 2001 HK$'000
Purchase of telecommunications, computer and office equipment – contracted but not provided for	105,971	119,814

(b) *Commitments under operating leases*

At 28th February, 2002, the Group had future aggregate minimum lease payments under non-cancelable operating leases as follows:

	28th February 2002 *HK$'000*	31st August 2001 *HK$'000*
Leases in respect of land and buildings which are payable:		
Within one year	5,304	11,703
In the second to fifth year inclusive	1,035	3,037
	6,339	14,740
Leases in respect of telecommunications facilities and computer equipment which are payable:		
Within one year	19,488	16,067
In the second to fifth year inclusive	3,387	8,951
	22,875	25,018
	29,214	39,758

17 Related party transactions

During the period, the Group has the following significant transactions with KDDI Corporation, a minority shareholder of a subsidiary of the Company, which were carried out in the normal course of the Group's business.

	Note	Six months ended 28th February 2002 *HK$'000*	2001 *HK$'000*
Calling charges payable to KDDI Corporation	*(a)*	12,324	21,246
Interest expenses payable to KDDI Corporation	*(b)*	781	665

(a) These represent calling charges payable to KDDI Corporation pursuant to the service agreements entered into between the Company and KDDI Corporation in 1999. The transactions were conducted in accordance with the terms of the service agreements and on terms no less favourable than terms available from third parties.

(b) These represent the interest payable for the interest-bearing loan from KDDI Corporation (*note 13(b)*).

18 Pending litigation

The directors have been advised that there were no significant progress on the pending litigation as disclosed in the annual report of the Group for the year ended 31st August 2001.

19 Subsequent event

On 13th March 2002, the Group acquired another approximately 4% shareholding in Hong Kong Broadband Network Limited making Hong Kong Broadband Network Limited a wholly-owned subsidiary of the Group.

Employee Remuneration

Including the directors of the Group, as at 28th February 2002, the Group employed a total of 1,095 full-time employees. The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group's and individual performances. The Group also provides comprehensive medical coverage, competitive retirement benefits schemes, staff training programs and operates an Employee Share Option Scheme.

Purchase, sale or redemption of shares

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

Directors' interests in equity or debt securities

At 28th February 2002, the interests of the Directors and chief executives in the securities and share options of the Company and its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance")), as recorded in the register maintained by the Company under Section 29 of the SDI Ordinance or as notified to the Company were as follows:–

(a) Ordinary shares of HK$0.1 each of the Company (the "Share")

	Number of Shares beneficially held			
	Personal interests	**Corporate interests**	**Family interests**	**Total interests**
Mr WONG Wai Kay, Ricky	1,250,000	250,096,000 *Note 1*	1,284,000 *Note 2*	252,630,000
Mr CHEUNG Chi Kin, Paul	508,000	248,750,000 *Note 1*	–	249,258,000
Mr CHONG Kin Chun, John	870,000	–	–	870,000
Ms SIO Veng Kuan, Corinna	1,512,000	–	–	1,512,000
Ms FUNG So Mui, Fion	1,270,000	–	–	1,270,000

Note (1) The corporate interests of Mr WONG Wai Kay, Ricky and Mr CHEUNG Chi Kin, Paul arise through their respective interests in the following companies:

(i) 248,750,000 Shares are held by Top Group International Limited which is owned as to approximately 34% each by Mr Wong and Mr Cheung;

(ii) 1,346,000 Shares are held by Bullion Holdings Limited which is wholly owned by Mr Wong and his spouse.

(2) 1,284,000 Shares are jointly owned by Mr. Wong and his spouse.

(b) Warrants of the Company carrying rights to subscribe for new Shares at an initial subscription price of HK$0.40 per Share (the "Warrants")

	Number of the Warrants beneficially held			
	Personal interests	Corporate interests	Family interests	Total interests
Mr WONG Wai Kay, Ricky	–	69,766,999 *Note 1*	240,000 *Note 2*	70,006,999
Mr CHEUNG Chi Kin, Paul	–	69,766,999 *Note 1*	–	69,766,999
Mr CHONG Kin Chun, John	254,000	–	–	254,000
Ms Sio Veng Kuan, Corinna	200,000	–	–	200,000
Ms FUNG So Mui, Fion	194,000	–	–	194,000

Note:

(1) 69,766,999 Warrants are held by Top Group International Limited which is owned as to approximately 34% each by Mr Wong and Mr Cheung.

(2) 240,000 Warrant are jointly owned by Mr. Wong and his spouse.

Save as disclosed above, none of the directors or chief executives (including their spouse and children under 18 years of age) have any interest in the share capital of the Company and its associated corporations required to be disclosed pursuant to the SDI Ordinance.

(c) Share options of the Company

On 12th July 1997, a share option scheme ("the Share Option Scheme") was approved by the Shareholders under which the directors may, at their discretion, invite employees of the Group including any executive directors to take up options ("the Share Options") to subscribe for Shares subject to the terms and conditions stipulated therein. The Share Options granted under the Share Option Scheme will lapse not later than 11th July 2007.

Details of the outstanding Share Options at 28th February 2002 granted to the directors of the Company are as follows:–

Date of grant	Number of Share Options outstanding 20th October 2000
Exercise price	**HK$0.58** *(Note)*
Mr WONG Wai Kay, Ricky	10,000,000
Mr CHEUNG Chi Kin, Paul	10,000,000
Mr CHONG Kin Chun, John	500,000
Ms FUNG So Mui, Fion	500,000
Ms TO Wai Bing	400,000

Notes:

The Share Options granted on 20th October 2000 are exercisable at HK$0.58 per Share over the following periods:

Immediately exercisable	13,400,000
On or after 2nd June 2002	8,000,000

During the six months ended 28th February 2002, 500,000 Shares were issued to Mr. Chong Kin Chun, John, a director of the Company pursuant, to the exercise of the Share Options granted on 3rd September 1998 at the exercise price of HK$0.26 per Share. Similarly, 500,000 Shares were issued to Ms. Sio Veng Kuan, Corinna, a director of the Company pursuant, to the exercise of the Share Options granted on 20th October 2000 at the exercise price of HK$0.58 per Share.

In addition, during the six months ended 28th February 2002, 500,000 Shares were alloted to Ms. Fung So Mui, Fion, a director of the Company pursuant, to the exercise of the Share Options granted on 3rd September 1998 at the exercise price of HK$0.26 per Share of which such Shares were issued to her in March 2002.

Save as disclosed above, at no time during the year had the directors and chief executives (including their spouse and children under 18 years of age) held any interest in, or been granted or exercised any rights to subscribe for, shares of the Company and its associated corporations within the meaning of the SDI Ordinance.

In addition, save as disclosed above, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors and/or the chief executives of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Substantial shareholders

At 28th February 2002, the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance shows that the Company had not been notified of any substantial shareholders' interests, being 10% or more of the Company's issued share capital, other than those of the directors and chief executives as disclosed above.

Acquisition of additional interests in a non-wholly owned subsidiary

During the six months ended 28th February 2002, the Company through its nominees has increased its beneficial shareholding interests in its non-wholly owned subsidiary, Hong Kong Broadband Network Limited ("HKBN") from 85% to approximately 96% by subscribing 283,049 new shares in HKBN at HK$600 per share pursuant to a rights issue of HKBN.

Compliance with the Code of Best Practice of the Listing Rules

None of the directors of the Company is aware of any information which would indicate that the Group is not, or was not, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited during the accounting period covered by this interim report.

Other disclosure

Apart from above, other areas which are required to be discussed under the requirements of paragraph 40 of Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited and paragraph 16 of Hong Kong Statement of Standard Accounting Practice ("HKSSAP") No. 25 "Interim Financial Reporting", either have no material changes from the information disclosed in the annual report of the Group for the year ended 31st August 2001 or are considered not significant to the Group's operations, and hence no additional disclosure has been made in this report.

Audit Committee

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the unaudited interim accounts for the six months ended 28th February 2002.

By Order of the Board
Wong Wai Kay, Ricky
Chairman

Hong Kong, 21st May 2002

主要股東

於二零零二年二月二十八日，根據披露權益條例第16(1)條規定存置之主要股東名冊顯示，除上文所披露董事及行政總裁之權益外，本公司並無獲知會任何主要股東權益，即佔本公司已發行股本10%或以上之權益。

增購一間非全資附屬公司之權益

於截至二零零二年二月二十八日止六個月，本公司透過其代名人根據其非全資附屬公司香港寬頻網絡有限公司(「香港寬頻」)之供股按每股600港元之價格認購香港寬頻之新股份283,049股，因而令其於香港寬頻所佔之實益股權由85%增至約96%。

遵守上市規則之最佳應用守則

本公司之董事並不知悉任何資料足以顯示本集團目前或曾於本中期報告所述會計期間之任何時間內不遵守香港聯合交易所有限公司上市規則附錄14所載之最佳應用守則。

披露其他資料

除上述者外，香港聯合交易所有限公司上市規則附錄16第40段及香港會計實務準則第25項「中期財務申報」第16段規定須予論述之其他事項，本集團認為與本集團截至二零零一年八月三十一日止年度之年報所披露之資料比較並無任何重大變化，或並無對本集團之業務構成重大影響。因此，本報告並無披露任何補充資料。

審核委員會

審核委員會已聯同管理層檢討本集團所採納之會計準則及慣例，並就核數、內部監控及財務申報等事宜(包括審閱截至二零零二年二月二十八日止六個月之未經審核中期賬目)進行磋商。

承董事局命
王維基
主席

香港，二零零二年五月二十一日

以下為授予本公司董事而於二零零二年二月二十八日尚未獲行使之購股權詳情：—

	尚未獲行使之購股權數目
授出日期	**二零零零年十月二十日**
行使價	**0.58港元** *(附註)*
王維基先生	10,000,000
張子建先生	10,000,000
莊建俊先生	500,000
馮素梅女士	500,000
杜惠冰女士	400,000

附註：

於二零零零年十月二十日授出之購股權可於下列期間按每股0.58港元之價格行使：

即時行使	13,400,000
於二零零二年六月二日或以後	8,000,000

於截至二零零二年二月二十八日止六個月，本公司董事莊建俊先生因按每股0.26港元之行使價行使於一九九八年九月三日授予之購股權而獲發行500,000股股份。同樣地，本公司董事蕭詠筠女士因按每股0.58港元之行使價行使於二零零零年十月二十日授予之購股權而獲發行500,000股股份。

此外，於截至二零零二年二月二十八日止六個月，本公司董事馮素梅女士因按每股0.26港元之行使價行使於一九九八年九月三日授予之購股權而獲配發500,000股股份，並於二零零二年三月獲發行該等股份。

除上文所披露者外，於期內任何時間，各董事及行政總裁（包括彼等之配偶及未滿18歲之子女）概無持有本公司及其相聯法團（按披露權益條例之涵義）之股份權益，亦無獲授予或行使認購此等股份之權利。

此外，除上文所披露者外，於年內任何時間，本公司或其任何附屬公司概無訂立任何安排，令本公司之董事及／或行政總裁可藉購入本公司或任何其他法人團體之股份或債券而獲益。

(b) 附有權利可按每股0.40港元之初步認購價認購新股份之本公司認股權證(「認股權證」)

	實益持有之認股權證數目			
	個人權益	公司權益	家族權益	權益總額
王維基先生	—	69,766,999 *附註1*	240,000 *附註2*	70,006,999
張子建先生	—	69,766,999 *附註1*	—	69,766,999
莊建俊先生	254,000	—	—	254,000
蕭詠筠女士	200,000	—	—	200,000
馮素梅女士	194,000	—	—	194,000

附註:

(1) 69,766,999份認股權證由Top Group International Limited持有,而王先生及張先生各擁有該公司約34%權益。

(2) 240,000份認股權證由王先生及其配偶共同擁有。

除上文所披露者外,各董事或行政總裁(包括彼等之配偶及未滿18歲之子女)概無於本公司及其相聯法團之股本中擁有任何根據披露權益條例必須披露之權益。

(c) 本公司之購股權

於一九九七年七月十二日,股東批准一項購股權計劃(「購股權計劃」);據此,其董事可酌情邀請本集團之僱員(包括任何執行董事)接納購股權(「購股權」),以便在計劃規定之條款及條件規限下認購股份。根據購股權計劃授予之購股權將於二零零七年七月十一日或之前失效。

其他資料

僱員薪酬

於二零零二年二月二十八日，計入集團董事後，全職僱員人數為1,095人。集團為僱員提供的酬金包括基本薪金、花紅及其他福利。花紅視乎集團整體的業務表現及個別僱員的工作表現酌情發放。集團亦為僱員提供全面的醫療保障、退休福利計劃、僱員培訓及採納一項購股權計劃。

購買、出售或贖回股份

本公司於期內並無贖回其任何股份。於期內本公司或其任何附屬公司概無購買或出售任何本公司股份。

董事之股本或債務證券權益

於二零零二年二月二十八日，根據證券（披露權益）條例（「披露權益條例」）第29條規定本公司存置之登記冊所載或本公司所獲通知，董事及行政總裁於本公司及其相聯法團（按披露權益條例之涵義）之證券及購股權中擁有如下權益：－

(a) 本公司每股面值0.1港元之普通股（「股份」）

	實益持有之股份數目			
	個人權益	公司權益	家族權益	權益總額
王維基先生	1,250,000	250,096,000 *附註 1*	1,284,000 *附註 2*	252,630,000
張子建先生	508,000	248,750,000 *附註 1*	—	249,258,000
莊建俊先生	870,000	—	—	870,000
蕭詠筠女士	1,512,000	—	—	1,512,000
馮素梅女士	1,270,000	—	—	1,270,000

附註： (1) 王維基先生及張子建先生之公司權益乃因彼等各自擁有下列公司之權益而出現：

(i) 248,750,000股股份由Top Group International Limited持有，而王先生及張先生各擁有該公司約34%權益；

(ii) 1,346,000股股份由Bullion Holdings Limited持有，而該公司則由王先生及其配偶全資擁有。

(2) 1,284,000股股份由王先生及其配偶共同擁有。

(b) 經營租賃承擔

於二零零二年二月二十八日，本集團根據不可撤銷經營租賃日後所須支付之最低租賃費用如下：

	二零零二年二月二十八日 *千港元*	二零零一年八月三十一日 *千港元*
須於下列期間付款之土地及樓宇租約：		
一年內	5,304	11,703
第二至第五年（首尾兩年包括在內）	1,035	3,037
	6,339	14,740
須於下列期間付款之電訊設施及電腦設備租約：		
一年內	19,488	16,067
第二至第五年（首尾兩年包括在內）	3,387	8,951
	22,875	25,018
	29,214	39,758

17. 有關連人士之交易

於本期間，本集團與KDDI Corporation（為本公司一間附屬公司之少數股東）在本集團之正常業務過程中進行下列重大交易。

	附註	截至二月二十八日止六個月 二零零二年 *千港元*	二零零一年 *千港元*
應付予KDDI Corporation之通話費	*(a)*	12,324	21,246
應付予KDDI Corporation之利息開支	*(b)*	781	665

(a) 此乃根據本公司與KDDI Corporation於一九九九年所訂服務協議須支付予KDDI Corporation之通話費。交易乃按服務協議之條款及不遜於第三者所提供之條款進行。

(b) 此乃就KDDI Corporation提供之計息貸款所須支付之利息*（附註13(b)）*。

18. 待決訴訟

董事認為本集團截至二零零一年八月三十一日止年度之年報所披露之待決訴訟並無任何重大進展。

19. 結算日後之事項

於二零零二年三月十三日，本集團購入香港寬頻網絡有限公司之另外約4%股權，令香港寬頻網絡有限公司成為本集團之全資附屬公司。

15. 儲備

	股份溢價 *千港元*	認股權證儲備 *千港元*	保留溢利 *千港元*	滙兑儲備 *千港元*	儲備總額 *千港元*
於二零零零年九月一日	568,945	–	138,241	(2,722)	704,464
本年度溢利	–	–	53,927	–	53,927
已派二零零一年度中期股息	–	–	(4,907)	–	(4,907)
因行使購股權而發行股份之溢價	235	–	–	–	235
就換算海外附屬公司賬目而作出之滙兑調整	–	–	–	2,480	2,480
於二零零一年八月三十一日	569,180	–	187,261	(242)	756,199
於二零零一年九月一日	569,180	–	187,261	(242)	756,199
發行認股權證	–	10,815	–	–	10,815
發行新認股權證之費用	–	(1,058)	–	–	(1,058)
本期間溢利	–	–	42,746	–	42,746
就換算海外附屬公司賬目而作出之滙兑調整	–	–	–	2,341	2,341
行使認股權證	–	(218)	–	–	(218)
因行使購股權而發行股份之溢價（*附註14(a)*）	390	–	–	–	390
因行使認股權證而發行股份之溢價（*附註14(b)*）	877	–	–	–	877
於二零零二年二月二十八日	570,447	9,539	230,007	2,099	812,092

17

16. 承擔

(a) 資本承擔

	二零零二年二月二十八日 *千港元*	二零零一年八月三十一日 *千港元*
購買電訊、電腦及辦公室設備－已訂約但未撥備	105,971	119,814

14. 股本

	每股面值0.10港元之普通股數目	千港元
法定		
於二零零一年九月一日及二零零二年二月二十八日	2,000,000,000	200,000
已發行及繳足股款		
於二零零一年九月一日	491,074,000	49,107
行使購股權(*附註(a)*)	1,360,000	136
行使認股權證(*附註(b)*)	2,197,202	220
於二零零二年二月二十八日	494,631,202	49,463

(a) 於截至二零零二年二月二十八日止六個月,本公司共配發1,860,000股份。在該等已配發之股份中,820,000股及540,000股乃於截至二零零二年二月二十八日止六個月內分別按每股0.26港元及每股0.58港元之價格發行,而其餘500,000股則於二零零二年三月按每股0.26港元之價格發行予行使本身應有認購權之購股權持有人。此等股份與現有股份享有同等權益。

(b) 於截至二零零二年二月二十八日止六個月,行使本身應有認購權之認股權證持有人獲發行2,197,202股股份,每股作價0.4港元。此等股份與現有股份享有同等權益。

(c) 以下為本公司於本期間根據購股權計劃授予之購股權及於二零零二年二月二十八日尚未獲行使之購股權詳情:

授出日期	**一九九八年九月三日**	**一九九九年九月十日**	**二零零零年十月二十日**
每股認購價(*港元*)	0.26	2.10	0.58
於二零零一年九月一日尚未獲行使	3,010,000	60,000	22,386,000
已行使(*附註(a)*)	(1,320,000)	–	(540,000)
因僱員辭職而失效	–	–	(20,000)
於二零零二年二月二十八日尚未獲行使	1,690,000	60,000	21,826,000

(d) 以下為於二零零二年二月二十八日尚未獲行使之購股權之行使期:

授出日期	**一九九八年九月三日**	**一九九九年九月十日**	**二零零零年十月二十日**
可即時行使	1,690,000	60,000	13,826,000
於下列日期或之後:二零零二年六月二日	–	–	8,000,000
合計	1,690,000	60,000	21,826,000

12. 應付賬款

以下為應付賬款之賬齡分析：

	二零零二年 二月二十八日 *千港元*	二零零一年 八月三十一日 *千港元*
即日－30日	61,218	44,585
31－60日	70,818	34,500
61－90日	57,268	11,125
90日以上	53,819	45,556
	243,123	135,766

13. 長期負債

		二零零二年 二月二十八日 *千港元*	二零零一年 八月三十一日 *千港元*
融資租賃承擔	*(a)*	5,193	7,384
遞延税項		9,805	5,485
一名少數股東提供之貸款	*(b)*	22,500	22,500
		37,498	35,369
減：長期負債之本期部份		(4,404)	(4,410)
		33,094	30,959

(a) *融資租賃承擔*

	二零零二年 二月二十八日 *千港元*	二零零一年 八月三十一日 *千港元*
最低租賃付款		
一年內	4,555	4,727
於第二年	795	3,042
	5,350	7,769
融資租賃之未來財務費用	(157)	(385)
融資租賃負債之現值	5,193	7,384
融資租賃負債之現值如下：		
一年內	4,404	4,410
於第二年	789	2,974
	789	2,974
	5,193	7,384

(b) *一名少數股東提供之貸款*

該筆款項以本公司屬下一間附屬公司名下全部現有及未來資產作抵押，按年息7厘之固定息率徵收利息，須於二零零三年六月二十五日償還及可兑換為該附屬公司之繳足普通股。

9. 固定資產

	千港元
成本	
二零零一年九月一日	621,207
增添	339,986
出售	(1,926)
滙兑調整	(1,166)
二零零二年二月二十八日	958,101
累積折舊	
二零零一年九月一日	193,811
本期間折舊	54,091
滙兑調整	(849)
二零零二年二月二十八日	247,053
賬面淨值	
二零零二年二月二十八日	711,048
二零零一年八月三十一日	427,396

於二零零二年二月二十八日,本集團根據融資租賃所持固定資產之賬面淨值為5,997,267港元(二零零一年八月三十一日:13,474,000港元)。

10. 有限制銀行存款

於二零零二年二月二十八日,本集團在一間銀行存有金額分別為17,500,000港元及3,000,000港元之銀行存款,作為向電訊管理局保證切實履行無線固網牌照及對外設施固網牌照各項條款之保證金。在符合該等牌照所定各項條款之要求後,保證金額將會削減,存款亦將獲發還。

除非履行有關牌照所載條款,否則銀行存款可遭沒收。於二零零二年二月二十八日,牌照之條款已為本集團履行或獲電訊管理局延期。此外,於二零零二年四月,電訊管理局豁免本集團所持無線固網牌照涉及之履約保證責任。達成指定條款之期限於二零零三年屆滿,而涉及之履約保證共達10,000,000港元。

11. 應收賬款

以下為應收賬款之賬齡分析:

	二零零二年二月二十八日 千港元	二零零一年八月三十一日 千港元
即日-30日	72,425	91,163
31-60日	21,444	5,992
61-90日	4,501	3,009
90日以上	5	-
	98,375	100,164

本集團之營業額大部份屬於掛賬形式。本集團通常要求用戶在使用本集團服務之前先行支付按金或向本集團提供其信用咭或其他信貸資料。

7. 每股盈利

基本每股盈利乃根據本期間之已發行普通股之加權平均數491,645,268股(二零零一年:490,439,000股)計算。攤薄每股盈利乃根據491,645,268股(二零零一年:490,439,000股)普通股計算,此乃期內之已發行普通股之加權平均數,另加倘所有未行使購股權均已行使而被視為按零代價發行之4,334,405股(二零零一年:4,775,568股)普通股,及倘所有未行使認股權證均已行使而被視為按每股0.4港元之代價發行之58,475,897股(二零零一年:無)普通股之加權平均數。

	截至二月二十八日止六個月	
	二零零二年 *千港元*	二零零一年 *千港元*
股東應佔溢利	42,746	5,817
	股份數目 千股	股份數目 千股
已發行股份之加權平均數	491,645	490,439
假設行使購股權而增加之股份	4,334	4,776
假設行使認股權證而發行之股份加權平均數	58,476	–
攤薄之加權平均股數	554,455	495,215

8. 商譽

	千港元
增持附屬公司之股權 *(附註(i))*	4,310
攤銷費用 *(附註4)*	(862)
期終賬面淨值	3,448
於二零零二年二月二十八日	
成本	4,310
累積攤銷	(862)
賬面淨值	3,448
於二零零一年八月三十一日	
成本	–
累積攤銷	–
賬面淨值	–

(i) 於二零零二年一月十日,本集團透過供股而認購股份,將其於附屬公司香港寬頻網絡有限公司之股權由85%增至96%。所需代價169,829,400港元以現金支付。

4. 經營溢利

經營溢利已計入及扣除下列項目：

	截至二月二十八日止六個月	
	二零零二年 *千港元*	二零零一年 *千港元*
計入		
利息收入	4,998	21,274
扣除		
自置固定資產折舊	52,307	34,073
根據融資租賃持有之固定資產折舊	1,784	2,830
商譽攤銷	862	—
出售固定資產虧損	546	1,401
呆賬撥備	3,709	6,831

5. 稅項

香港利得稅乃根據本期間之估計應課稅溢利按稅率16%（二零零一年：16%）撥備。海外溢利稅項乃根據本期間之估計應課稅溢利按本集團營業所在國家之適用稅率計算。

自簡明綜合損益賬扣除之稅項為：

	截至二月二十八日止六個月	
	二零零二年 *千港元*	二零零一年 *千港元*
香港利得稅－本期	16,791	4,600
海外稅項	—	16
以往期間之超額撥備	(2,400)	—
	14,391	4,616

6. 股息

	截至二月二十八日止六個月	
	二零零二年 *千港元*	二零零一年 *千港元*
二零零二年度中期股息：無 （二零零一年：每股普通股0.01港元）	—	4,907

(b) 地域分部

雖然本集團屬下三個業務分部遍及全球，但主要在三個地區經營：

*香港*一國際電訊、固網電訊服務及互聯網廣告

*日本*一國際電訊

*加拿大*一國際電訊及固網電訊服務

	營業額 截至二月二十八日止六個月		經營溢利 截至二月二十八日止六個月	
	二零零二年 千港元	二零零一年 千港元	二零零二年 千港元	二零零一年 千港元
地域分佈				
香港	523,235	486,334	48,701	5,418
日本	3,930	4,903	(345)	(120)
加拿大	17,745	18,207	1,729	1,535
	544,910	509,444	50,085	6,833

銷售額以客戶所在國家為依據。

(c) 於本期間，本集團已終止屬下之互聯網廣告業務。互聯網廣告分部之收益及經營虧損已於上文披露，並列入香港之呈報分部。已終止業務對營業額及日常業務虧損之貢獻結算至終止經營日之詳情如下：

	二零零二年 千港元	二零零一年 千港元
銷售額	–	990
日常業務虧損	–	11,363

3. **其他經營開支**

	截至二月二十八日止六個月	
	二零零二年 千港元	二零零一年 千港元
廣告及市場推廣開支	69,282	47,355
商譽攤銷	862	–
折舊	54,091	36,903
設備租金	3,089	5,595
出售固定資產之虧損	546	1,401
辦公室租金及水電雜費	8,555	14,410
呆賬撥備	3,709	6,831
員工成本（包括董事酬金）	89,789	69,078
其他	30,674	24,679
	260,597	206,252

2. **分部資料**

本集團之主要業務為向香港、日本及加拿大用戶提供國際電訊服務，並為香港及加拿大用戶提供固網電訊服務。

(a) 業務分部

本集團業務分佈全球，可分為三個業務分部：

國際電訊－提供國際長途電話服務

固定電訊網絡－提供撥號及寬頻上網服務及本地IP電話服務

互聯網廣告－提供互聯網廣告服務

截至二零零二年二月二十八日止六個月

	國際電訊服務 *千港元*	**固網電訊服務** *千港元*	**本集團** *千港元*
收益	450,785	94,125	544,910
分部業績	107,984	(57,899)	50,085
財務費用			(1,057)
除稅前溢利			49,028
稅項			(14,391)
少數股東權益			8,109
股東應佔溢利			42,746

截至二零零一年二月二十八日止六個月

	國際電訊服務 *千港元*	**固網電訊服務** *千港元*	**互聯網廣告** *千港元*	**本集團** *千港元*
收益	433,616	74,838	990	509,444
分部業績	49,602	(31,480)	(11,289)	6,833
財務費用				(1,584)
除稅前溢利				5,249
稅項				(4,616)
少數股東權益				5,184
股東應佔溢利				5,817

簡明綜合中期賬目附註

1. 編製基準及會計政策

此等未經審核簡明綜合中期賬目乃根據香港會計師公會發出之香港會計實務準則(「會計準則」)第25條「中期財務申報」及香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16而編製。

此等簡明中期賬目應與二零零一年度之全年賬目一併閱讀。

編製此等簡明中期賬目所採用之會計政策及計算方法與編製截至二零零一年八月三十一日止年度全年賬目所採用者符合一致,惟本集團於採納香港會計師公會發出之下列會計準則(適用於二零零一年一月一日或之後開始之會計期間)後已對其會計政策作出若干變動:

會計準則第9條(經修訂):	結算日後之事項
會計準則第26條:	分部呈報
會計準則第28條:	撥備、或然負債及或然資產
會計準則第29條:	無形資產
會計準則第30條:	業務合併
會計準則第31條:	資產減值
會計準則第32條:	綜合財務報告及附屬公司投資之入賬方式

以下所載為本集團會計政策之變更及採納此等新政策之影響:

(a) *會計準則第9條(經修訂):結算日後之事項*

根據會計準則第9條,本集團不再將結算日後建議或宣派之股息確認為於結算日之負債。此項會計政策上之變動具有追溯效力,故所呈報之比較數字已重新編列,以符合作出變動之政策。

由於本集團於截至二零零零年八月三十一日及截至二零零一年八月三十一日止年度均無派發任何末期股息,故並無就二零零一年九月及二零零二年九月之期初保留盈利作出調整。

(b) *會計準則第26條:分部呈報*

在本簡明中期賬目之附註2中,本集團按照會計準則第26條之規定披露分部收入及業績。根據本集團之內部財務報告,本集團決定以業務分部作為主要之申報模式,而地域分部則作為輔助申報模式,並提供比較資料。

(c) *會計準則第30條:業務合併*

商譽代表收購成本超出本集團應佔所收購附屬公司/聯營公司/合營企業之淨資產於收購日期之公平價值之數額。於二零零一年九月一日或之後進行收購所產生之商譽分開在簡明綜合資產負債表上顯示,並於其估計可使用年期以直線法攤銷。於二零零一年九月一日之前進行收購所產生之商譽均以儲備撇銷。本集團已利用會計準則第30條之過渡性條文,有關商譽並無撥充資本及攤銷。然而,該項商譽之任何減值則根據會計準則第31條「資產減值」入賬。

本集團就擴大其產品或地域市場覆蓋率而進行重大策略性收購所產生之商譽於二十年內攤銷。

簡明綜合收益及虧損確認表
截至二零零二年二月二十八日止六個月

	附註	未經審核 截至二月二十八日 止六個月 二零零二年 千港元	二零零一年 千港元
因換算海外附屬公司賬目而產生但未在損益賬上確認之滙兑差額	15	(2,341)	2,261
本期間溢利	15	42,746	5,817
已確認損益總額		40,405	8,078

簡明綜合現金流量表
截至二零零二年二月二十八日止六個月

	未經審核 截至二月二十八日 止六個月	
	二零零二年	二零零一年
	千港元	*千港元*
經營業務之現金流入／(流出)淨額	134,349	(28,086)
投資回報及融資費用之現金流入淨額	3,930	19,690
已繳稅項總額	(4,305)	(21)
投資活動之現金(流出)／流入淨額	(264,847)	66,636
融資前之現金(流出)／流入淨額	(130,873)	58,219
融資之現金流入淨額	8,971	20,784
現金及現金等值(減少)／增加	(121,902)	79,003
於九月一日之現金及銀行結存	467,750	460,628
滙率變動之影響	2,341	2,261
於二月二十八日之現金及銀行結存	348,189	541,892
現金及現金等值結存分析:		
現金及銀行結存	164,358	70,614
銀行存款	200,976	508,092
銀行透支－無抵押	(17,145)	(36,814)
	348,189	541,892

簡明綜合資產負債表
於二零零二年二月二十八日

	附註	未經審核 二零零二年 二月二十八日 千港元	經審核 二零零一年 八月三十一日 千港元
商譽	8	3,448	—
固定資產	9	711,048	427,396
固定資產之預付款項		—	54,929
有限制銀行存款	10	3,000	13,000
流動資產			
應收賬款	11	98,375	100,164
其他應收賬項、按金及預付款項		33,101	19,970
有限制銀行存款	10	17,500	15,000
現金及銀行結存		375,334	514,159
		524,310	649,293
流動負債			
應付賬款	12	243,123	135,766
其他應付賬項及應計費用		27,121	87,847
已收按金		13,849	16,087
遞延服務收入		4,762	3,047
長期負債之本期部份	13	4,404	4,410
應繳税項		30,146	24,380
銀行透支－無抵押		17,145	26,409
		340,550	297,946
流動資產淨值		183,760	351,347
總資產減流動負債		901,256	846,672
資金來源：			
股本	14	49,463	49,107
儲備	15	812,092	756,199
股東資金		861,555	805,306
少數股東權益		6,607	10,407
長期負債	13	33,094	30,959
		901,256	846,672

簡明綜合損益賬
截至二零零二年二月二十八日止六個月

董事局欣然呈奉本集團截至二零零二年二月二十八日止六個月之中期報告及簡明賬目。本集團截至二零零二年二月二十八日止六個月之綜合損益賬、綜合現金流量表與綜合收益及虧損確認表及本集團於二零零二年二月二十八日之綜合資產負債表(全部均未經審核及僅屬簡明性質)連同選用之解釋附註載於本報告第5頁至第18頁。

		未經審核 截至二月二十八日 止六個月	
	附註	二零零二年 千港元	二零零一年 千港元
營業額	2	544,910	509,444
所提供服務之成本		(240,115)	(321,485)
毛利		304,795	187,959
其他收益		4,874	25,126
其他經營開支	3	(259,584)	(206,252)
經營溢利	4	50,085	6,833
財務費用		(1,057)	(1,584)
除稅前溢利		49,028	5,249
稅項	5	(14,391)	(4,616)
除稅後溢利		34,637	633
少數股東權益		8,109	5,184
股東應佔溢利		42,746	5,817
股息	6	–	4,907
基本每股盈利	7	8.7港仙	1.2港仙
全面攤薄每股盈利	7	7.7港仙	1.2港仙

展望

外界普遍認為電訊行業是一個「deep pocket」的遊戲。第一，他們認為發展電訊業務需投放大量資源，並需擁有龐大的資金作後盾；其次，當遇上減價戰時，充沛的資金及實力便成為取勝的關鍵。然而，事實卻並非如此 — 這些人都將電訊行業的情況簡化，並且忽略了重要的實際因素：第一，電訊行業極需巧妙利用科學技術，若缺乏科技觸覺，即使投放大量資金發展，亦未必可獲得相同的技術成果回報。此情況即如現時仍未有其他固網商將Ethernet LAN技術大量引入住宅市場的例證一樣。其次，每於減價戰期間，市場收益及營業額均相對地減少；越鉅大的投資，回本期越變得遙遙無期。若集團負擔相當債項，價格驟降將難以維持經營溢利以支付龐大的利息支出和高昂的網絡維修費用。

過往十年，集團以「先擴大市場佔有率，後集中電訊基建投資，同時減低營運成本」為主要的發展策略，令集團免於重蹈其他電訊公司的覆轍，陷入「妄顧市場空間，過量投資」的困境。

展望未來五年，集團將貫徹「人棄我取」的方針，以踏實的態度，重點發展他人忽略，但回報豐厚的業務範疇。我們將全力爭取「基本電訊」服務的市場，以住宅電話市場為例，現時的主要營辦商每月可有2億港元的營業額。雖然未來整體市場不會有重大發展空間，但對本集團而言，冀以低於他人30%至40%的收費，爭取兩成市場佔有率，三年合共的營業額便足以涵蓋集團截至現時的固網基建投資。

就正如*Spencer Johnson博士所著「Who Moved My Cheese?」*一書中的兩隻小老鼠一樣，我們的管理層和全體員工都是「嗅覺靈敏」和「行動迅速」的。在瞬息萬變的電訊市場上，各種急劇轉變可能為我們帶來無限商機。本集團擁有優秀的團隊，面對市場上每一挑戰，必可把握機會突圍而出，為集團奠下穩固的市場地位。

集團的本地固網業務於過往一年錄得強勁增長。自二零零二年起，客戶數目平均每月增加12,000名。截至二零零二年四月底，集團的寬頻業務擁有逾85,000名住宅客戶及約5,000名商業客戶，網絡覆蓋超過2,400幢大廈，遍達800,000住戶。高速的網絡覆蓋增長進一步實踐集團於年底將網絡覆蓋拓展至1,200,000住戶及600幢商業大廈的目標。

擁有先進的網絡技術，除確保我們的網絡質素更優越，亦同時賦與我們更強的優勢 — 低建造成本。低成本有利我們採取「低價多銷」的策略 — 更重要的是，我們的「低價」並不等於「薄利」。以我們正推出的本地話音服務為例，向每位客戶收取68港元月費，可為集團帶來約50%的毛利；在寬頻服務的領域上，於二零零二年三月份每位住宅客戶平均為集團提供140港元的收入，足已帶來約80%的毛利。相比起其他三間固網商提供同類服務時，可能因倚賴主要固網商的網絡容量而必須支付每月42港元的第二類網絡互連(Type II interconnection)費用，這種盈利模式上的差距，足以令集團突圍而出。

集團致力採取「低價多銷」的策略，成效已彰顯於逐漸改善的業務成果上。此策略令集團以最有效方式吸引市場關注，迅速增加市場佔有率並擴大客戶基礎，有助將利潤維持於合理水平及直接縮短投資回本期。此外，集團善於進行價格競爭，以國際電訊服務為例，我們以廉價服務攻入市場，旋即取得領導地位；引入此策略於其他業務，將令集團更具優勢；亦可能因此削減了對手的投資及競爭意欲。

實際上，撇除國際電訊業務，集團的整個固網業務可分為四個部份，包括互聯網接駁（寬頻及撥號上網）、本地電話、收費電視傳送以及本地及國際數據專線。集團於本港推出互聯網接駁服務超過兩年，成功奠定穩實的基礎。未來一年，我們除繼續積極拓展寬頻業務外，亦將全力推廣本地電話服務。至於收費電視傳送和數據專線服務的發展，則須視乎市場情況及投資環境而定。

縱然如此，我們可以肯定的是，香港的本地固網市場在未來五年將面臨重大變化。我們預期，沒有個別固網商可以在任何服務範疇上，坐擁領導者的地位及佔有逾50%的市場佔有率。

於二零零二年二月二十八日，集團之現金及銀行結存為375,000,000港元，未償還借貸則為45,000,000港元。回顧期內，資本性開支為340,000,000港元，當中主要以252,000,000港元用於發展本地固網業務，另外81,000,000港元用於興建集團與其他國際電訊公司合作的兩條海底電纜。上述建設工程項目均需持續的資本性開支，需要時將動用內部儲備作支援。

業務回顧

國際電訊服務 — 日出還是日落?

由於競爭激烈，減價頻仍，令外間認為國際電訊業務已屆臨夕陽行業，惟這種想法也許只適用於大型網絡商的情況。對本集團而言，情況剛剛相反：我們在國際電訊業務取得高於業界的增幅，相對於整個國際電訊市場過去3年平均只錄得27%增長，我們的通話量上升53%，經營溢利由一九九九年的80,000,000港元增至二零零一年的147,000,000港元，本年上半年度六個月的成績更達108,000,000港元。我們相信，這方面的成就已略勝於其他國際電訊服務供應商的發展。

透過貫徹執行積極的銷售策略及整肅性的成本控制措施，集團的國際電訊業務穩步增長。期內，集團推出多元化的增值服務，積極開闢收入來源，輔以放緩的競爭壓力，帶來豐厚收益。回顧期內，單是國際電訊業務已為集團提供122,000,000港元的營運現金收入。管理層預期，理想的收益將延續至下半年度。

正因如此，他們所指的「日落」正是代表我們的「日出」。國際電訊業務於來年有兩項主要發展目標，分別為透過強化以往各種有效的營運方式，持續增加經營溢利；及以積極進取的發展步伐，帶領集團成為全港最大的國際電訊服務供應商。

本地固網服務 — 「人棄我取」與「低價多銷」

集團已於本年四月成功獲電訊管理局發出本地有線固網服務牌照。集團已於超過2,000幢住宅大廈及400幢商業大廈內鋪設光纖和銅線網絡，並安裝逾9,000部Cisco IP交換器(IP Switch)，成功將Ethernet LAN技術引入住宅大廈。不論網絡容量及傳送速度，我們的網絡均更為先進及優越。集團注入重要投資，決心晉身成為香港主要的本地固網商。

中期報告及簡明賬目
截至二零零二年二月二十八日止六個月

主席報告書

早於兩年前，當各競爭對手仍專注發展網上內容及系統整合服務的時候，我們已決定暫時放棄互聯網內容和電子商貿業務。因為我們相信，在未來的數年間，這些業務都不會為集團帶來合理的回報及收益，於是決定朝另一方向著實發展電訊基礎建設，以光纖或Cat5E銅線引入每一住戶，在香港建立一個先進的IP(Internet Protocol)網絡傳送話音、互聯網數據和電視影像。我們深信，集團現時已於超過2,000幢住宅樓宇內以光纖和銅線鋪設的樓宇內置佈網系統，比本港其他固網商的網絡更為先進。

集團旗下的兩項主要業務，「國際電訊」和「本地固網」服務，於期內均錄得非常出色的表現，有兩個主要原因。第一，集團一直堅持投資發展國際電訊及本地固網業務，同時，由於競爭對手逐步減少，市場環境較過往兩年輕鬆。此外，集團於過去兩年投資興建的電訊基礎建設，包括兩條海底電纜及本地固網已漸見成效，有助縮減期內的營運成本，顯著改善回報。管理層預期，這情況將於未來數年持續，為集團帶來更豐碩的成果。

中期股息

董事不建議派發截至二零零二年二月二十八日止六個月之中期股息（二零零一年：每股普通股0.01港元，總金額為4,907,000港元）。

財務回顧

於回顧期間，本集團之國際電訊及本地固網業務穩步增長，有效的銷售策略及成本控制措施令營業額及盈利同告上升。期內之營業額為545,000,000港元，而去年同期則錄得509,000,000港元。經營溢利由去年同期的7,000,000港元增加至本年的50,000,000港元；股東應佔溢利亦由去年同期的6,000,000港元增至本年的43,000,000港元。

本集團之經營開支由去年同期之528,000,000港元下跌至500,000,000港元，跌幅達5%，足證集團成功提昇成本效益。國際電訊為集團其中一項核心業務於期內帶來451,000,000港元的營業額及108,000,000港元的經營溢利。本地固網業務亦有顯著進步，雖然出現58,000,000港元的經營虧損，但積極的市場策略令寬頻上網客戶基礎持續擴展，令期內的營業額上升26%達94,000,000港元。

二零零二年中期報告



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